------------------------------------------------------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             dated January 22, 2003


                                WORLD GAMING PLC
                                ----------------
                    (Exact Name as Specified in its Charter)


                                       N/A
                                       ---
                       (Translation of Registrant's Name)


                           Station House, Station Road
                                  Barnes Common
                            London, SW13 OHT, England
                  Tel: (44) 20-8342-2939 Fax: (44) 20-8392-1000
                  ---------------------------------------------
               (Address of principal executive offices) (Zip code)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F   X     Form 40-F
                   -----             -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes              No   X
             -----           -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

 ------------------------------------------------------------------------------

EXPLANATORY NOTE:

Attached hereto as an exhibit to this Form 6-K are the Registrant's unaudited consolidated financial statements at and for the three and nine month periods ended September 30, 2002, and related Management's Discussion and Analysis of Financial Condition and Results of Operations.

The document set forth as an exhibit to this Form 6-K is incorporated herein by reference.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    January 22, 2003

                                        WORLD GAMING PLC


                                        By: /s/ Nicholas Jackson
                                            --------------------
                                        Name:  Nicholas Jackson
                                        Title:  Chairman

                                  EXHIBIT INDEX


Exhibit           Description of Exhibit

1 Registrant's Financial Statements for the three and nine months ended September 30, 2002

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
         (All figures in thousands of US dollars, except per share data)

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         We make certain forward-looking statements in this document within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Private Securities Litigation Reform Act of 1995 provides a safe harbour for forward-looking statements. To comply with the terms of the safe harbour, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements. When words and expressions such as: "believes," "expects," "anticipates," "estimates," "plans," "intends," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "may," "could," "should," "might," "likely," "enable" or similar words or expressions are used in this document, as well as statements containing phrases such as "in our view," "there can be no assurance," "although no assurance can be given" or "there is no way to anticipate with certainty," forward-looking statements are being made. These forward-looking statements speak as of the date of this document.

         The forward-looking statements are not guarantees of future performance and involve risk and uncertainties. These risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements. These statements are based on our current beliefs as to the outcome and timing of future events, and actual results may differ materially from those projected or implied in the forward looking statements. Further, some forward-looking statements are based upon assumptions of future events which may not prove to be accurate. The forward-looking statements involve risks and uncertainties including, without limitation, the risks and uncertainties referred to in our filings with the Securities and Exchange Commission, including our most recent Form 20-F.

We undertake no obligation to publicly update or revise any forward-looking statements as a result of future developments, events and conditions outside of our control. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward-looking statements. Given these risks and uncertainties, investors should not overly rely or attach undue weight to our forward-looking statements as an indication of our actual future results.

OVERVIEW

World Gaming Plc ("World Gaming" or the "Company") is a UK-based Internet gaming software and e-business services company. The Company is an international developer, licensor and provider of online gaming products, including casino, sportsbook and pari-mutuel betting.

Starnet Systems International Inc., a subsidiary of the Company incorporated and operating out of Antigua, licenses its gaming software to third parties for an initial licensing fee and monthly royalties. Inphinity Interactive Inc., a wholly-owned subsidiary of the Company incorporated and operating out of British Columbia, Canada, develops gaming software and web pages. The Company's Internet casino, which targets only customers outside North America, is operated by its subsidiary, World Gaming Services, Inc., also incorporated and operating out of Antigua.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
         (All figures in thousands of US dollars, except per share data)


The following tables set out selected consolidated information from the statements of operations for the three months and nine months ended September 30, 2002 and September 30, 2001 and the balance sheets as at September 30, 2002 and at December 31, 2001:

                  SELECTED STATEMENT OF OPERATIONS INFORMATION

                                For the three months       For the nine months
                                 ended September 30,       ended September 30,
                                ---------------------     ---------------------
                                  2002         2001         2002         2001
                                --------     --------     --------     --------
Net Sales ..................    $  3,558     $  3,300     $ 10,734     $ 11,669
Gross Profit ...............       3,217        2,495        9,483        8,111
Operating Expenses .........       3,989        4,579       14,211       24,821
Net Loss ...................        (903)      (1,919)      (4,754)     (16,662)


                       SELECTED BALANCE SHEET INFORMATION

                                                  September 30,    December 31,
                                                      2002            2001
                                                    --------        --------
Working Capital ..................................  $ (5,782)       $ (2,426)
Total Assets .....................................     7,475          12,181
Long Term Debt (current and long-term  portion) ..     1,330           1,083
Accumulated Deficit ..............................   (26,117)        (21,363)
Total Shareholders' Equity (Deficit) .............    (2,999)          1,686

Total revenues for the quarter ended September 30, 2002 were $3,558 compared to $3,300 for the same period last year, representing an increase of 8 per cent. Year-to date, revenues decreased 8 per cent to $10,734 compared to $11,669 for the same period last year. Net loss for the quarter ended September 30, 2002 was $903 or $0.03 per share compared to a net loss of $1,919 or $0.06 per share for the corresponding period last year. Year-to-date, net loss was $4,754 or $0.14 per share compared to a net loss of $16,662 or $0.51 per share for the same period last year.

The Company experienced a 25 per cent increase in royalty revenues during the quarter and 5 per cent year-to-date largely due to an increase in wagering activity experienced by our licensees. During the quarter, casino and sportsbook wagering increased by 33 per cent to $774,000 from $581,000. The lower wagering activity in the same period last year was partially as a result of the cancellation of national sporting events at all levels across North America during the month of September, typically the strongest month of the quarter as a result of the events of September 11, 2001. Transaction processing related revenues was down 71 per cent and 65 per cent for the quarter and nine months ended September 30, 2002 to $174 and $862 from $601 and $2,478 as an increasing number of licensees have assumed their own merchant processing responsibilities. Licensing revenue increased 33 per cent for the quarter primarily as a result of the launch of a new licensee. Year-to-date, licensing revenue increased 98 per cent to $658 from $333 in the same period last year. The increase is primarily due to gaming revenue generated from the Company's new gaming jurisdiction and the launch of three new licensees.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
         (All figures in thousands of US dollars, except per share data)


Gross margins were 90 per cent and 88 per cent respectively in the quarter and year-to-date compared to 76 per cent and 70 per cent in the prior year, reflecting a more profitable revenue mix. The reduction of revenues from transaction processing and reselling of gaming licenses played a role in improving our gross margins as these revenue sources have historically been low margin revenue.

Operating expenses decreased 13 per cent to $3,989 during the quarter compared to $4,579 for the same period last year and 25 per cent compared to the previous quarter. Year-to-date, operating expenses decreased 43 per cent to $14,211 compared to $24,821 in the same period last year. The decrease in the Company's expenses during the quarter is primarily due to the termination of the Company's direct sales force as a result of a refocusing of the Company's resources on its existing licensee base and product development. The Company believes that this will result in enhanced growth in royalty revenue while significantly lowering operating expenses. As well, during the quarter the Company began to realize on cost savings resulting from its restructuring exercise in the previous quarters primarily in the areas of corporate, and sales and marketing spending.

For the nine months ended September 30, 2001, the operating expenses included year end adjustments for the fiscal year ended April 30, 2001. For additional discussions related to these adjustments, please refer to the 20-F document for the fiscal year ended April 30, 2001.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2002, the Company had $985 in cash and cash equivalents down from $2,206 at December 31, 2001. The decrease was primarily due to the use of cash in operations resulting from a year-to-date net cash loss. Cash was also used to purchase new capital assets of $670 and make capital lease payments of $422. In August 2002, the Company obtained debt financing of $1,500 of which $1,250 had been advanced through September 30, 2002.

Working capital deficit at September 30, 2002 increased to $ (5,782) from $ (2,426) at December 31, 2001. Included in working capital is $1,200 related to the anticipated settlement of the class action lawsuit. This is calculated as the value of shares expected to be issued for settlement of the suit and no cash is anticipated to be paid to cover this matter (See Note 3 to the Unaudited Consolidated Financial Statements).

The Company also has reserves held by credit card processors totaling $747. These funds are held as rolling reserves and are typically released to the Company after six months. Accounts receivable decreased slightly from $2,591 at December 31, 2001 to $2,297 at September 30, 2002. Accounts receivable is comprised of royalty and transaction fees due from operating licensees that have their own merchant accounts and from new licensees that were offered an installment payment plan on the initial licensing fees. Royalty and transaction fees due from operating licensees are usually collected prior to the end of the following month. Licensing fees are usually collected in full prior to recognition of the revenue. At September 30, 2002, accounts receivable consisted primarily of royalty and transaction fees due from operating licensees.

Prepaid expenses and deposits decreased by $52 to $386 at September 30, 2002 compared to $438 at December 31, 2001. The decrease is primarily due to the reduction in prepaid legal and insurance costs. Other current assets decreased by $10 to $199 at September 30, 2002 as compared to $209 at December 31, 2001. Year to date deferred financing costs of $180 were fully expensed as the

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
         (All figures in thousands of US dollars, except per share data)

Company's financing program was terminated in July 2002. This decrease was offset by gaming license costs incurred during the year in the Company's new gaming jurisdiction. Other current assets are comprised primarily of deferred financing costs related to the Company's current financing effort and deferring costs associated with establishing a new gaming jurisdiction.

Deferred revenue which relates to amounts collected from new licensees not yet live at the end of the month, decreased to $131 at September 30, 2002 from $260 at December 31, 2001. At September 30, 2002, there were a number of new licensees waiting to go live on our system from whom deposits were previously collected. The decrease is consistent with the discussion on the increase in licensing revenue.

Net cash used in investing activities for the nine months ended September 30, 2002 was $670 compared to $7,460 generated during the same period last year. During the same period last year, the Canadian authorities released $7,630 of funds previously seized from the Company.

Net cash provided by financing activities for the nine months ended September 30, 2002 was $1,497 compared to $258 in the same period last year. The increase in the cash generated was due to $1,250 raised from the $1,500 debt financing discussed above.

                        WORLD GAMING PLC AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                    SEPTEMBER 30, 2002 AND DECEMBER 31, 2001

                        WORLD GAMING PLC AND SUBSIDIARIES
                           Consolidated Balance Sheets
                         (In Thousands of U.S. Dollars)


                                     ASSETS


                                                     September 30,  December 31,
                                                         2002           2001
                                                      (Unaudited)
                                                      -----------   -----------
CURRENT ASSETS

   Cash and cash equivalents .......................    $   985       $ 2,206
   Reserves and deposits with credit card processors        747         2,532
   Accounts receivable, net ........................      2,297         2,591
   Employee loans and advances-current portion .....         56            68
   Prepaid expenses ................................        386           438
   Other current assets ............................        199           209
                                                        -------       -------

     Total Current Assets ..........................      4,670         8,044
                                                        -------       -------

   Capital Assets, net .............................      2,805         4,133
                                                        -------       -------

OTHER ASSETS

   Employee loans and advances-long term portion ...          -             4
                                                        -------       -------

    Total Other Assets .............................          -             4
                                                        -------       -------

     TOTAL ASSETS ..................................    $ 7,475       $12,181
                                                        =======       =======

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
                     Consolidated Balance Sheets (Continued)
                         (In Thousands of U.S. Dollars)


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


                                                     September 30,  December 31,
                                                         2002           2001
                                                      (Unaudited)
                                                      -----------   -----------
CURRENT LIABILITIES

   Accounts payable and accrued liabilities ........    $ 5,123       $ 5,911
   Accrual for legal claims ........................      1,200         1,200
   Funds held on deposit ...........................      1,440         2,041
   Deferred revenue ................................        131           260
   Notes payable ...................................      1,250             -
   Current portion of capital lease obligation .....      1,308         1,058
                                                        -------       -------

     Total Current Liabilities .....................     10,452        10,470
                                                        -------       -------

Capital lease obligations, less current maturities .         22            25
                                                        -------       -------

    Total Liabilities ..............................     10,474        10,495
                                                        -------       -------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIT)

   Capital stock authorized 100,000,000 ordinary
     shares at $0.001 par value; 34,193,181 shares
     issued and outstanding ........................     24,188        24,188
   Deferred compensation ...........................          -          (168)
   Accumulated deficit .............................    (26,117)      (21,363)
   Accumulated other comprehensive loss ............     (1,070)         (971)
                                                        -------       -------

      Total Stockholders' Equity (Deficit) .........     (2,999)        1,686
                                                        -------       -------
      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
      (DEFICIT) ....................................    $ 7,475       $12,181
                                                        =======       =======

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                               WORLD GAMING PLC AND SUBSIDIARIES
                             Consolidated Statements of Operations
                      (In Thousands of U.S. Dollars Except Per Share Data)
                                          (Unaudited)

                                     For the Three Months Ended     For the Nine Months Ended
                                            September 30,                 September 30,
                                         2002           2001           2002           2001
                                         ----           ----           ----           ----
REVENUE
   Royalties and fees .............   $     3,387    $     3,175    $    10,015    $    11,225
   Licensing ......................           160            120            658            333
   Other ..........................            11              5             61            111
                                      -----------    -----------    -----------    -----------
     Total Revenue ................         3,558          3,300         10,734         11,669
   Cost of sales ..................           341            805          1,251          3,558
                                      -----------    -----------    -----------    -----------
     Gross Profit .................         3,217          2,495          9,483          8,111
                                      -----------    -----------    -----------    -----------
OPERATING EXPENSES

   Development, selling, general,
    and administrative ............         3,263          3,973         12,128         22,917
   Depreciation and amortization ..           692            580          1,998          1,878
   Interest and bank charges ......            34             26             85             26
                                      -----------    -----------    -----------    -----------
     Total Operating Expenses .....         3,989          4,579         14,211         24,821
                                      -----------    -----------    -----------    -----------
NET LOSS FROM OPERATIONS ..........          (772)        (2,084)        (4,728)       (16,710)
                                      -----------    -----------    -----------    -----------
OTHER INCOME (EXPENSE)

   Other income (expense) .........          (131)           165            (26)            48
                                      -----------    -----------    -----------    -----------
     Total Other Income (expense) .          (131)           165            (26)            48
                                      -----------    -----------    -----------    -----------

LOSS BEFORE INCOME TAXES ..........          (903)        (1,919)        (4,754)       (16,662)
Income taxes ......................             -              -              -              -
                                      -----------    -----------    -----------    -----------
NET LOSS ..........................          (903)        (1,919)        (4,754)       (16,662)
                                      -----------    -----------    -----------    -----------
OTHER COMPREHENSIVE LOSS

   Foreign currency translation ...           150           (322)           (99)          (297)
                                      -----------    -----------    -----------    -----------
     Total other comprehensive loss           150           (322)           (99)          (297)
                                      -----------    -----------    -----------    -----------
NET COMPREHENSIVE LOSS ............   $      (753)   $    (2,241)   $    (4,853)   $   (16,959)
                                      ===========    ===========    ===========    ===========

BASIC LOSS PER SHARE ..............   $     (0.03)   $     (0.06)   $     (0.14)   $     (0.51)
                                      ===========    ===========    ===========    ===========
WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING ...............    34,193,181     34,193,181     34,193,181     33,138,236
                                       ==========     ==========     ==========     ==========

                      The accompanying notes are an integral part of these
                               consolidated financial statements.

                                               8

                        WORLD GAMING PLC AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                         (In Thousands of U.S. Dollars)
                                   (Unaudited)

                                                               For the Nine Months Ended
                                                                     September 30,
                                                                    2002       2001
                                                                  --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss ....................................................  $ (4,754)  $(16,662)
   Adjustment to reconcile net loss to net
    cash used by operating activities:
     Depreciation and amortization .............................     1,998      1,878
     Option based compensation expense .........................       168          -
     Write-off of long-term receivable .........................         -      1,512
   Changes in operating assets and liabilities:
     (Increase) decrease in reserves with credit card processors     1,787       (640)
     (Increase) in accounts receivable and employee advances ...       310      2,578
     (Increase) decrease in prepaid expenses and deposits ......        52       (278)
     Decrease in other assets ..................................        10        614
     Increase (decrease) in accounts payable and accrued
      liabilities ..............................................      (790)     3,073
     Increase (decrease) in funds held on deposit ..............      (601)       842
     Increase (decrease) in deferred revenue ...................      (129)       175
                                                                  --------   --------

       Net Cash Used For Operating Activities ..................    (1,949)    (6,908)
                                                                  --------   --------

CASH FLOWS FROM INVESTING ACTIVITIES

   Proceeds from the sale of property and equipment ............         -          -
   Purchase of property and equipment ..........................      (670)      (170)
   Transfer to restricted cash .................................         -      7,630
                                                                  --------   --------

       Net Cash Provided (Used) By Investing Activities ........      (670)     7,460
                                                                  --------   --------

CASH FLOWS FROM FINANCING ACTIVITIES

   Payment received on long-term receivable ....................         -         84
   Principle payments on capital lease obligations .............      (422)      (522)
   Proceeds from capital lease obligations and notes payable ...     1,919         46
   Proceeds from stock subscriptions receivable ................         -        650
                                                                  --------   --------

     Net Cash Provided By Financing Activities .................     1,497        258
                                                                  --------   --------

     Effects of exchange rate on cash ..........................  $    (99)  $   (297)
                                                                  --------   --------

                 The accompanying notes are an integral part of these
                          consolidated financial statements.

                                           9

                           WORLD GAMING PLC AND SUBSIDIARIES
                   Consolidated Statements of Cash Flows (Continued)
                            (In Thousands of U.S. Dollars)
                                      (Unaudited)



                                                               For the Nine Months Ended
                                                                     September 30,
                                                                    2002       2001
                                                                  --------   --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ...............  $ (1,221)  $    513

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD ...............     2,206      2,484
                                                                  --------   --------

CASH AND CASH EQUIVALENTS END OF PERIOD ........................  $    985   $  2,997
                                                                  ========   ========


                 SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION

CASH PAID DURING THE PERIOD FOR

   Interest ....................................................  $     48   $     34
   Income taxes ................................................  $      -   $      -


                 The accompanying notes are an integral part of these
                          consolidated financial statements.

                                          10

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                    September 30, 2002 and December 31, 2001


NOTE 1 - ACCOUNTING POLICIES

         The consolidated financial statements at September 30, 2002 and for the three and nine months ended September 30, 2002 and 2001 are unaudited, but include all adjustments (consisting only of normal recurring adjustments) which in the opinion of management, are necessary to state fairly the financial information set forth therein in accordance with accounting principles generally accepted in the United States of America.

NOTE 2 - UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

         The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial reporting and the instructions to Form 6-K. Accordingly, certain information and footnote disclosures normally included in financial statements prepared under accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such regulations. These consolidated financial statements for the three and nine months ended September 30, 2002 should be read in conjunction with the Company's annual report on Form 20-F for the fiscal year ended December 31, 2001. The results of operations for the nine months ended September 30, 2002, may not be indicative of the results that may be expected for the year ending December 31, 2002.

NOTE 3 - MATERIAL EVENTS

         On September 9, 2002, an Order and Final Judgment was entered approving the settlement of the class action lawsuit against the Company. Using the formula specified by the Memorandum of Understanding and an effective date of October 10, 2002, the Company is obligated to issue 6,588,226 ADR's (shares). These shares will be issued by the Company pursuant to the instructions set forth in the Stipulation and Agreement of Settlement. The Company has accrued for the full amount of the settlement as well as additional amounts for administrative and legal expenses.

         During August 2002, the Company signed a loan agreement whereby the Company could borrow up to $1,500. Pursuant the terms of the agreement, the Company has received $1,250. The loan bears interest at the rate of 2% above LIBOR with interest accruing daily. The terms of the agreement call for repayment of 75% of the loan no later than September 30, 2003, with interest accrued to that date and full amount of the loan, and accrued interest, repaid no later than September 30, 2003.

         The Company signed an employment agreement with a new group finance director in August 2002, providing for annual base compensation of 75 UK Pound Sterling (approximately $113 US) in addition to other normal executive employment benefits. A share option package still remains to be agreed upon by the Board of Directors.

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                    September 30, 2002 and December 31, 2001


NOTE 3 - MATERIAL EVENTS (Continued)

         In August 2002, the Company moved into new office space in London. The new lease agreement is for a one-year period commencing August 12, 2002 and calls for quarterly lease payments of 5 UK Pound Sterling (approximately $8 US). The agreement also provides the Company with an option to extend for two terms of one year each until August 12, 2006 subject to annual increases in lease payments in line with the UK Retail Price Index.

NOTE 4 - GOING CONCERN

         The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has accumulated significant losses and has negative working capital. All of these items raise substantial doubt about its ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty.

         The Company has implemented measures to greatly reduce operating costs. Among these measures are efforts to eliminate non-value-added expenses through the consolidation of operations at one primary location and a significant reduction in the Company's work force. The Company is also converting its sales staff from a direct sales force to a business development group which will focus primarily on developing the Company's existing client base. The Company expects that growth in revenue from operations will continue to increase. In addition to these measures, the Company intends to continue to seek out additional financing. Accordingly, the Company believes that based on these factors, it has the ability to sustain operations for the next twelve months. However, there can be no assurance that these measures of operating revenues will be sufficient to enable the Company to maintain its operations. If the Company's plans are not successful, it will be necessary for the Company to secure additional debt and equity financing which also cannot be assured.

                                       12